Exhibit 99.1

China Yuchai International Announces
Unaudited Fourth Quarter 2017 Financial Results

SINGAPORE, Singapore – February 27, 2018 - China Yuchai International Limited (NYSE: CYD) (“China Yuchai” or the “Company”), a leading automotive manufacturer and distributor of engines for on- and off-road applications in China through its main operating subsidiary, Guangxi Yuchai Machinery Company Limited (“GYMCL”), announced today its unaudited consolidated financial results for the fourth quarter and the year ended December 31, 2017. The financial information presented herein for the fourth quarter 2017 and 2016 is reported using International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board.

Financial Highlights for the Fourth Quarter of 2017

•	Net revenue increased by 1.2% to RMB 3.8 billion (US$ 578.6 million) compared with RMB 3.7 billion in the fourth quarter of 2016;

•	Gross profit rose by 6.1% to RMB 1.1 billion (US$ 165.4 million), with gross margin increasing to 28.6%, compared with RMB 1.0 billion and a gross margin of 27.3% in the fourth quarter of 2016;

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Operating profit increased by 96.5% to RMB 745.3 million (US$ 114.1 million), including a net gain of RMB 367.8 million (US$ 56.3 million) from one-time and extraordinary events, compared with RMB 379.3 million in the fourth quarter of 2016;

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Net earnings attributable to China Yuchai’s shareholders increased by 80.4% to RMB 407.9 million (US$ 62.4 million), including a net gain of RMB 179.8 million (US$ 27.5 million) from one-time and extraordinary events, compared with RMB 226.0 million in the fourth quarter of 2016;

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Basic and diluted earnings per share were RMB 9.99 (US$ 1.53) and RMB 9.97 (US$ 1.53), including a net gain of RMB 4.40 (US$ 0.68) and RMB 4.39 (US$ 0.68) from one-time and extraordinary events respectively, compared with RMB 5.55 in the fourth quarter of 2016;

•	The total number of engines sold was 73,610 units compared with 75,849 units in the fourth quarter of 2016.

Net revenue for the fourth quarter of 2017 increased by 1.2% to RMB 3.8 billion (US$ 578.6 million) compared with RMB 3.7 billion in the same quarter last year.

The total number of engines sold by GYMCL in the fourth quarter of 2017 decreased by 3.0% to 73,610 units compared with 75,849 units in the fourth quarter of 2016. According to data reported by the China Association of Automobile Manufacturers (“CAAM”), in the fourth quarter of 2017, sales of commercial vehicles (excluding gasoline-powered and electric-powered vehicles) decreased by 0.4%.  Truck sales decreased by 1.0% with heavy-duty truck sales increasing by 0.6%. GYMCL’s heavy-duty truck engine sales in the fourth quarter of 2017 increased by 22.5%.

Gross profit increased by 6.1% to RMB 1.1 billion (US$ 165.4 million) compared with RMB 1.0 billion in the same quarter last year. Gross margin rose to 28.6% in the fourth quarter of 2017 compared with 27.3% in the same quarter last year.  The gross profit increase was mainly attributable to better product mix.

Other operating income was RMB 485.8 million (US$ 74.3 million) compared with RMB 43.6 million in the same quarter last year. The increase was mainly due to higher bank interest income, and a one-time gain of RMB 115.2 million (US$ 17.6 million) on the completion of engineering design services for the YC6K heavy-duty engine platform for our joint venture, Y&C Engine Company Limited (“Y&C”), and a one-time gain of RMB 324.1 million (US$ 49.6 million) on the sale of HL Global Enterprises Limited’s (“HLGE”) hotel assets, compared with the same quarter last year.  Excluding these one-time items, the other operating income was RMB 46.5 million (US$ 7.1 million) compared with RMB 43.6 million in the same quarter last year.

Research and development (“R&D”) expenses increased by 23.3% to RMB 231.0 million (US$ 35.4 million) from RMB 187.3 million in the same quarter last year. As a percentage of net revenue, R&D spending was 6.1% compared with 5.0% in the same quarter last year. R&D expenses reflected increased development and testing costs for new engines to meet higher emission standards and GYMCL’s continued initiatives to improve engine quality. In January 2018, 14 new engines were introduced that complied with the more stringent National VI (equivalent to Euro VI) emission standard, which is expected to be implemented by mid-2020 according to the China Ministry of Environmental Protection requirement.

Selling, general & administrative (“SG&A”) expenses increased by 19.0% to RMB 590.0 million (US$ 90.3 million) from RMB 495.7 million in the same quarter last year. SG&A expenses represented 15.6% of net revenue compared with 13.3% in the same quarter last year. SG&A expenses in the fourth quarter of 2017 included an impairment charge of RMB 40.0 million (US$ 6.1 million) related to the intellectual property for the 4Y20 engine platform, and also included a staff severance cost of RMB 31.5 million (US$ 4.8 million) in the fourth quarter of 2017, which are extraordinary events. In the same quarter last year, a staff severance cost of RMB 1.8 million was recorded.  Excluding these extraordinary events, the SG&A expenses increased by 5.0% to RMB 518.5 million (US$79.4 million) from RMB 493.9 million in the same quarter last year. These expenses represented 13.7% of net revenue, compared with 13.2% in 2016.

Operating profit increased by 96.5% to RMB 745.3 million (US$ 114.1 million) from RMB 379.3 million in the same quarter last year. The increase included a net gain of RMB 367.8 million (US$ 56.3 million) from one-time and extraordinary events. The operating margin was 19.7% compared with 10.2% in the same quarter last year. Excluding the one-time and extraordinary events, the operating profit decreased by 1.0% to RMB 377.4 million (US$ 57.8 million) from RMB 381.1 million in the same quarter last year.

Finance costs increased to RMB 24.5 million (US$ 3.8 million) from RMB 11.3 million in the same quarter last year. Higher finance costs were mainly due to higher bank borrowings and higher trade bills discounting.

In the fourth quarter of 2017, total net profit attributable to China Yuchai’s shareholders increased by 80.4% to RMB 407.9 million (US$ 62.4 million) from RMB 226.0 million in the same quarter last year. Basic and diluted earnings per share were RMB 9.99 (US$ 1.53) and RMB 9.97 (US$1.53) respectively compared with basic and diluted earnings per share of RMB 5.55 in the same quarter last year.  In the fourth quarter of 2017, net profit attributable to China Yuchai’s shareholders included a net gain of RMB 179.8 million (US$ 27.5 million) from one-time and extraordinary events. Adjusted total net profit attributable to China Yuchai’s shareholders in the fourth quarter of 2017, excluding the one-time and extraordinary events, was RMB 228.1 million (US$ 34.9 million), compared with RMB 227.2 million in the same quarter last year. Adjusted basic and diluted earnings per share were RMB 5.59 (US$ 0.85) and RMB 5.58 (US$ 0.85) respectively compared with adjusted basic and diluted earnings per share of RMB 5.58 in the same quarter last year.  A reconciliation table reflecting the impact of the one-time and extraordinary events on the fourth quarter of 2017 results is attached at the end of the press release.

Basic earnings per share in the fourth quarter of 2017 was based on a weighted average of 40,832,405 shares, and diluted earnings per share based on a weighted average of 40,889,954 shares compared with 40,712,100 basic and diluted shares in the same quarter last year. In July 2017, 99,970 new shares were issued to shareholders who elected to receive shares in lieu of a dividend in cash.

Financial Highlights for the Financial Year of 2017

•	Net revenue increased by 18.7% to RMB 16.2 billion (US$ 2.5 billion) from RMB 13.7 billion in 2016;

•	Gross profit increased by 18.6% to RMB 3.5 billion (US$ 537.9 million) with a gross margin of 21.7%, compared with RMB 3.0 billion and a gross margin of 21.7% in 2016;

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Operating profit increased by 77.4% to RMB 1.7 billion (US$ 262.6 million), including a net gain of RMB 291.6 million (US$ 44.6 million) from one-time and extraordinary events, compared with RMB 967.2 million in 2016;

•	Earnings per share rose by 81.6% to RMB 23.40 (US$ 3.58) including a net gain of RMB 3.19 (US$ 0.49) from one-time and extraordinary events, compared with RMB 12.89 in 2016;

•	The total number of engines sold increased by 14.6% to 367,097 units compared with 320,424 units in 2016.

Net revenue was RMB 16.2 billion (US$ 2.5 billion) compared with RMB 13.7 billion in 2016.

The total number of engines sold by GYMCL in 2017 was 367,097 units compared with 320,424 units in 2016, representing an increase of 14.6%. According to CAAM, sales of commercial vehicles (excluding gasoline-powered and electric-powered vehicles) increased by 16.9% in 2017.  The truck market grew by 19.5% led by a 52.4% increase in heavy-duty truck sales. The bus market remained weak experiencing a 0.7% decline in overall sales with heavy-duty bus sales up 0.1%.

Gross profit increased by 18.6% to RMB 3.5 billion (US$ 537.9 million) compared with RMB 3.0 billion in 2016. The gross profit margin was 21.7% in 2017 and 2016.

Other operating income was RMB 624.6 million (US$ 95.6 million) compared with RMB 95.4 million in 2016. This increase was mainly due to higher foreign exchange gains and higher bank interest income and a one-time gain of RMB 115.2 million (US$ 17.6 million) on the completion of engineering design services for the YC6K heavy-duty engine platform for our joint venture, Y&C, and a one-time gain of RMB 324.1 million (US$ 49.6 million) from the sale of HLGE’s hotel assets in 2017. Excluding these one-time items, the other operating income was RMB 185.3 million (US$ 28.4 million) compared with RMB 95.4 million in 2016.

R&D expenses increased by 3.4% to RMB 608.2 million (US$ 93.1 million) compared with RMB 588.0 million in 2016. As a percentage of net revenue, R&D spending was 3.7% compared with 4.3% in 2016. R&D expenses increased mainly due to the ongoing research and development of new and existing engine products as well as continued initiatives to improve engine quality. The Company remains committed to its R&D programs and continues to introduce new engine models for both the on-road and off-road markets compliant with increasingly stringent emission standards. In January 2018, 14 new engine models were introduced that are compliant with the more stringent National VI (equivalent to Euro VI) emission standard.

SG&A expenses increased by 20.7% to RMB 1.8 billion (US$ 277.9 million) from RMB 1.5 billion in 2016. These expenses represented 11.2% of net revenue, compared with 11.0% in 2016. SG&A expenses included an impairment charge of RMB 40.0 million (US$ 6.1 million) related to the intellectual property for the 4Y20 engine platform, and also included a staff severance cost of RMB 107.7 million (US$ 16.5 million) in 2017, which are extraordinary events. In 2016, a staff severance cost of RMB 12.9 million was recorded. Excluding these extraordinary events, the SG&A expenses increased by 11.8% to RMB 1.7 billion (US$ 255.3 million) from RMB 1.5 billion in 2016.  These expenses represented 10.3% of net revenue, compared with 10.9% in 2016.

Operating profit increased by 77.4% to RMB 1.7 billion (US$ 262.6 million) from RMB 967.2 million in 2016.  The increase was mainly due to the net gain of RMB 291.6 million (US$ 44.6 million) from one-time and extraordinary events. The operating margin was 10.6% compared with 7.1% in 2016. Excluding the one-time and extraordinary events, the operating profit increased by 45.3% to RMB 1.4 billion (US$ 217.9 million) from RMB 980.0 million in 2016.

Finance costs increased by 26.0% to RMB 100.4 million (US$ 15.4 million) from RMB 79.7 million in 2016. Higher finance costs mainly resulted from increased bank borrowings and higher trade bills discounting during the year.

The net profit attributable to China Yuchai’s shareholders increased by 85.0% to RMB 953.9 million (US$ 146.0 million), or earnings per share of RMB 23.40 (US$ 3.58), compared with RMB 515.7 million, or earnings per share of RMB 12.89 in 2016. Net profit attributable to China Yuchai’s shareholders in 2017 included a net gain of RMB 130.3 million (US$ 19.9 million) from the one-time and extraordinary events.  Adjusted total net profit attributable to China Yuchai’s shareholders in 2017, excluding the one-time and extraordinary events, was RMB 823.7 million (US$ 126.1 million), compared with RMB 524.1 million in 2016.  Adjusted basic and diluted earnings per share were RMB 20.21 (US$ 3.09), compared with adjusted basic and diluted earnings per share of RMB 13.10 in 2016.

Basic and diluted earnings per share were based on a weighted average of 40,764,569 shares in 2017. Basic and diluted earnings per share were based on a weighted average of 40,016,808 shares in 2016. In July 2017, 99,970 new shares were issued to shareholders who elected to receive shares in lieu of a dividend in cash.

Balance Sheet Highlights as at December 31, 2017

•	Cash and bank balances were RMB 6.0 billion (US$ 922.7 million) compared with RMB 4.1 billion at the end of 2016;

•	Trade and bills receivables were RMB 7.0 billion (US$ 1.1 billion) compared with RMB 7.1 billion at the end of 2016;

•	Inventories were RMB 2.6 billion (US$ 393.7 million) compared with RMB 1.7 billion at the end of 2016;
•	Trade and bills payables were RMB 5.2 billion (US$ 792.3 million) compared with RMB 4.7 billion at the end of 2016;
•	Short- and long-term borrowings were RMB 1.6 billion (US$ 248.9 million) compared with RMB 910.4 million at the end of 2016.

Mr. Weng Ming Hoh, President of China Yuchai, commented, “2017 was a year of growth with robust unit sale increases in on-road heavy-duty and light-duty, and in industrial and agricultural engines.  In addition, we increased our overall average selling price in 2017.  Our engine export sales continued to improve in 2017. We are in a better position with our broad portfolio of advanced diesel, natural gas and hybrid engines, and our extensive service network, to serve the needs of the on-road and off-road markets in China.”

“We continue to generate positive cash flow from operations to strengthen our financial position.  We remain focused on improving our operational efficiency even as we introduce new engines with advanced emissions technology well before the scheduled implementation date to enhance our market leadership position,” Mr. Hoh concluded.

Disclaimer Regarding Unaudited Financial Results

Investors should note that the Company has not yet finalized its consolidated financial results for fiscal year 2017. The financial information of the Company presented above is unaudited and may differ materially from the audited financial statements of the Company for fiscal year 2017 to be released when it is available.

Exchange Rate Information

The Company’s functional currency is the U.S. dollar and its reporting currency is Renminbi. The translation of amounts from Renminbi to U.S. dollars is solely for the convenience of the reader. Translation of amounts from Renminbi to U.S. dollars has been made at the rate of RMB 6.5342 = US$ 1.00, the rate quoted by the People’s Bank of China at the close of business on December 31, 2017. No representation is made that the Renminbi amounts could have been, or could be, converted into U.S. dollars at that rate or at any other certain rate on December 31, 2017 or at any other date.

Unaudited Full Year 2017 Conference Call

A conference call and audio webcast for the investment community has been scheduled for 8:00 A.M. Eastern Standard Time on February 27, 2018. The call will be hosted by Mr. Weng Ming HOH, President, and Dr. Thomas Phung, Chief Financial Officer of China Yuchai. They will present and discuss the financial results and business outlook of the Company followed with a Q&A session.

Analysts and institutional investors may participate in the conference call by dialing +1-866-519-4004 (United States), +800-906-601 (Hong Kong), 400-620-8038 (China) or +65 67135090 (International), Conference Code: 9928669 approximately five to ten minutes before the call start time.

For all other interested parties, a simultaneous webcast can be accessed at the investor relations section of the Company’s website located at http://www.cyilimited.com. Participants are requested to log into the webcast at least 10 minutes prior to the scheduled start time. The recorded webcast will be available on the website shortly after the earnings call.

About China Yuchai International

China Yuchai International Limited, through its subsidiary, Guangxi Yuchai Machinery Company Limited ("GYMCL"), engages in the manufacture, assembly, and sale of a wide variety of light-, medium- and heavy-duty engines for trucks, buses, passenger vehicles, construction equipment, marine and agriculture applications in China. GYMCL also produces diesel power generators. The engines produced by GYMCL range from diesel to natural gas and hybrid engines. Through its regional sales offices and authorized customer service centers, the Company distributes its engines directly to auto OEMs and retailers and provides maintenance and retrofitting services throughout China. Founded in 1951, GYMCL has established a reputable brand name, strong research and development team and significant market share in China with high-quality products and reliable after-sales support. In 2017, GYMCL sold 367,097 engines and is recognized as a leading manufacturer and distributor of engines in China. For more information, please visit http://www.cyilimited.com.

Safe Harbor Statement

This news release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The words “believe”, “expect”, “anticipate”, “project”, “targets”, “optimistic”, “confident that”, “continue to”, “predict”, “intend”, “aim”, “will” or similar expressions are intended to identify forward-looking statements. All statements other than statements of historical fact are statements that may be deemed forward-looking statements. These forward-looking statements including, but not limited to, statements concerning the Company’s operations, financial performance and condition are based on current expectations, beliefs and assumptions which are subject to change at any time. The Company cautions that these statements by their nature involve risks and uncertainties, and actual results may differ materially depending on a variety of important factors such as government and stock exchange regulations, competition, political, economic and social conditions around the world and in China including those discussed in the Company’s Form 20-Fs under the headings “Risk Factors”, “Results of Operations” and “Business Overview” and other reports filed with the Securities and Exchange Commission from time to time. All forward looking statements are applicable only as of the date it is made and the Company specifically disclaims any obligation to maintain or update the forward-looking information, whether of the nature contained in this release or otherwise, in the future.

For more information, please contact:

Kevin Theiss
Tel: +1-646-726-6511
Email: cyd@bluefocus.com

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